QuickLinks -- Click here to rapidly navigate through this document

Management's Discussion and Analysis

        The following is Management's Discussion and Analysis ("MD&A") of the financial condition of Leitch Technology Corporation ("Leitch" or the "Company") and the financial performance for the years ended April 30, 2004 ("2004"), 2003 ("2003") and 2002 ("2002"). This discussion should be read in conjunction with the Audited Consolidated Financial Statements and related notes. All amounts are in Canadian dollars unless otherwise stated. As a result of rounding differences, certain figures in this MD&A may not total.

Cautionary statements regarding Forward-Looking statements

        This MD&A is dated June 8, 2004 and contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include, without limitation, the timing of acquisitions and expansion opportunities, economic conditions, technological, and competitive factors that may alter the timing and amount of the Company's capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company's currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors, which cause actual results to materially differ from those in such forward-looking statements, is contained in the Company's filings with Canadian and United States securities regulatory authorities.

OVERVIEW OF THE COMPANY

        Leitch designs, develops and distributes high-performance audio and video systems for the professional television industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable and business to business. Leitch principally conducts its business, directly and indirectly, through four wholly owned subsidiaries: Leitch Technology International Inc., an Ontario corporation and Leitch's Canadian operating subsidiary; Leitch Incorporated, a Delaware corporation and Leitch's principal US operating subsidiary; Leitch Europe Limited, a U.K. corporation and Leitch's principal European operating subsidiary; and Leitch Asia Limited, a Hong Kong company and Leitch's Asian subsidiary.

        The Company operates in an industry dependent on highly specialized products that require significant research and development investment and an infrastructure to support a global customer base on a 24/7 basis. Therefore, in order to be profitable, the Company needs to sustain high gross margins for its products. As a result of the margins, profitability is significantly impacted by fluctuations in revenue. Gross margins in the industry have typically trended in the 50-60% range; however, Leitch's gross margins have fallen below this level because the fixed cost manufacturing infrastructure is being spread over reduced volumes, the Company's older product lines are generating low margins, and from the impact of foreign exchange changes. The Company expects to return to margins in the 50-55% range over the next two years through a combination of targeted cost reductions, a shift in product mix to newer and higher margin products, and increases in volumes. The Company is also looking at ways to make its manufacturing more flexible through the use of components that can be used in a variety of products, updated equipment and outsourcing.

        Operating expenses, made up of selling and administrative plus research and development expenses, do not tend to fluctuate directly with revenues. Because of reduced revenue levels, the Company has been more focused on active cost management in 2004 in order to return the Company to profitability at current revenue levels.

        The Company believes that capital spending is stable in its core markets and is not anticipating an upturn in the market to drive revenue growth, which was part of its strategy in previous years. Instead, the Company plans to grow revenue through a more aggressive sales and marketing focus, and to capitalize on a robust product offering.

PRODUCT OVERVIEW

        Leitch's three product lines are Video Processing and Distribution ("VP&D"), Video Servers ("Server" or "Servers") and Post Production ("Post"). These products combine to allow Leitch to offer an integrated content environment to its customers. An integrated content environment is a streamlined workflow for producing, storing, processing, transmitting and managing video and audio content. The integrated content environment is what the Company delivers to its professional television customers through individual products and system solutions, regardless of the size and scope of their requirements. Leitch expects to consistently meet customer objectives and thereby provide them with a more profitable business model and enable them to achieve their definition of an integrated content environment, resulting in a streamlined workflow.

        Although the current product segments are distinct, the three product lines are closely interrelated and share resources. All three segments support the Company's professional television customers.

Video Processing and Distribution

        Leitch designs, develops and distributes high-performance audio and video systems for the professional television industry which are integral to quality processing, routing and conversion for all major professional audio/video signal formats and standards. With over thirty years of experience in this line of business, the Company is a leading presence in the video processing and distribution equipment market. The Company's video processing and distribution products include:

  •
  Interface and conversion systems: NEO™ and 6800+™ modular platforms as well as the "all in one" standalone DPS 575 non-modular solution;

  •
  Master Control solutions: Opus™ master control and LogoMotion™ II branding;

  •
  Reference products for virtually any synchronization, test and time application;

  •
  Signal distribution and routing: Integrator™ Gold and Panacea™;

  •
  Network monitoring and control: SuiteView™, Command Control System applications including CCS Navigator™ and CCS Pilot™; and

  •
  Test and measurement equipment, which was added after year end through the acquisition of Videotek, Inc., discussed below.

        During the past year, the Company completed a major refresh of its video processing and distribution product lines. This culminated in a fourth quarter 2004 product restructuring, which accelerated the transition from older product lines to newer platforms. Specifically, in interface and conversion products, the newer platforms NEO and 6800+ are replacing the Genesis™, DigiBus™, 1600 and 6800 lines. In distribution and routing, the new Panacea platform is replacing the XPlus™, Via™, Prophecy™ and Xpress™ lines.

Video Servers

        Leitch's Server product line provides high-quality, real-time disk-based solutions for news, sports and transmission applications. The Company is a leader in storage area networks for the professional television industry. The product line provides scalable solutions for the vertical market, accommodates all the current TV formats and provides connectivity over TCP/IP networks. The product line includes hardware infrastructure and software solutions focused on the transmission and news markets. This includes the ability to ingest, store, browse, edit and play out media. The shared storage environment allows for operational efficiencies and workflow enhancements as the industry transitions from analog to digital TV. Digital TV services for cable and broadcasting are still in the early stages of deployment. Sales of server systems as the core component of digital TV infrastructure are expected to grow over the next five years.

        During fiscal 2004 the Company introduced NEXIO™, its new server platform. NEXIO is a highly flexible and cost-effective server system that provides a powerful foundation for any integrated content environment. Designed for both transmission and news environments, NEXIO features exceptional scalability, fault tolerance and interoperability. A key element to the new platform is the ability to handle high definition ("HD") signals. The Company's previous generation of Server, the VR™, did not have sufficient bandwidth to support HD. Although the current version of the NEXIO server is not HD, it will be upgradeable to HD, and the Company expects to have a full HD server offering by the end of fiscal 2005.

Post Production

        Post products provide content creation through a line of hardware and software solutions for editing, special effects, compositing, animation, and DVD creation. These products are used by organizations that create video content, including broadcasters, production companies, cable companies, corporations, educational institutions and government entities. The Company has earned recognition for its Velocity™ series of non-linear editing products, most recently for VelocityHD™, which is powered by the Company's advanced Altitude™ hardware. The VelocityHD won six awards at the April 2004 National Association of Broadcasters ("NAB") convention, and is expected to begin shipping in the first quarter of fiscal 2005.

HIGHLIGHTS FOR THE YEAR

Management Changes

        During 2004, the Company made a number of changes in senior management. The following highlights the changes:

  •
  In November 2003, Tim Thorsteinson accepted the position of CEO. Mr. Thorsteinson brings extensive experience in the professional television market, most recently with Thomson Broadcast and Media Solutions, where he led the Broadcast product line.

  •
  In February 2004, David Toews was appointed to the position of chief financial officer following the resignation of Reg Tiessen. Mr. Toews has been with Leitch for over three years as vice president, finance, and is a chartered accountant with over 10 years of post-qualifying experience.

  •
  In March 2004, Salil Munjal, who was appointed chief operating officer in July 2003, left the Company and the position of COO was eliminated.

  •
  In February 2004, Barry Todd, head of international sales and Robert Seufferheld, head of sales for the Americas, left Leitch. Mr. Todd's position is not being replaced, and Brian Cabeceiras has been promoted to vice president of sales for the Americas. Mr. Cabeceiras held a senior role in the Americas sales function, and that position has been combined with the VP sales position.

  •
  In April 2004, the Company appointed Stephen Wong as vice president, Asia Pacific operations. Mr. Wong brings extensive experience growing broadcast businesses in the Far East, most recently with Thomson Broadcast and Media Solutions.

  •
  In June 2004, subsequent to year-end, the Company appointed Jim Sakaguchi as vice president of customer fulfillment. With a career spanning more than 25 years in the areas of customer service and logistics management, Sakaguchi was previously with Grass Valley/Thomson, where he served as vice president of worldwide customer service, quality and information systems.

Cost Reduction

        During the first and fourth quarters of fiscal 2004, the Company initiated a number of cost reduction plans. These plans were substantially completed by the end of fiscal 2004 and consisted of the following initiatives:

  •
  Headcount reductions resulting in estimated savings of $9.0 million annually, executed throughout 2004. Severance costs associated with these reductions were $6.7 million. Headcount at the beginning of 2004 was 801 staff, and these initiatives reduced headcount to 696 at the end of 2004. Specific initiatives related to headcount included:

  –
  The relocation of the Company's US head office from Chesapeake, VA, to its existing facility in Burbank, CA;

  –
  The relocation of the Company's U.K. research and development ("R&D") functions to Toronto, Ont.;

  –
  Targeted headcount reductions focused on management positions to flatten the organization structure.

  •
  During the fourth quarter, the Company initiated plans to reduce its facility requirements, and to consolidate its operations in Toronto and the U.K.

  –
  During the fourth quarter, the Company completed its consolidation of U.K. facilities and moved from two floors to a single floor in its existing facility. The total charge associated with this move was $6.0 million and is expected to result in cost savings of approximately $1.1 million per year. The liability is expected to be paid over the remaining life of the lease, which is approximately seven years.

  –
  The Company plans to complete the consolidation of its Toronto facilities in the first quarter of fiscal 2005. The plan will reduce the space occupied at 150 Ferrand Drive in Toronto from three floors to one, relocating staff to the Company's Toronto manufacturing facility and increasing utilization of the remaining floor at 150 Ferrand. The Company expects to record charges of approximately $3.5 million to $5.5 million in the first quarter of fiscal 2005 associated with this initiative, with anticipated annual savings of approximately $1.0 million. The liability is expected to be paid over the remaining life of the lease, which is approximately seven years.

  •
  During the fourth quarter, the Company recorded a $9.6 million charge to inventory as part of the restructuring activities to simplify the Company's product portfolio and related manufacturing processes. As a result of the simplification, the Company was able to reduce its headcount in the Toronto manufacturing facility by 30 staff in May of 2004. The Company expects to take a $1.0 million charge in its first quarter of fiscal 2005 in relation to these activities.

  •
  Other cost reduction initiatives include:

  –
  Reduction of discretionary spending, including travel and non-inventory materials.

  –
  Replacement of the Company car program with a reduced car allowance program.

  –
  Removal of non-critical consulting activities.

Product Announcements

        Part of the Company's strategy to grow revenue focuses on rounding out the Company's new product offerings, emphasizing its HD portfolio. While reducing the cost base, the Company was able to make significant product introductions and upgrades in 2004 including:

  •
  Unveiling NEXIO™, a new shared storage media server at IBC (International Broadcasting Convention) 2003. NEXIO is a highly flexible and cost-effective server system that provides a powerful foundation for any Integrated Content Environment. Designed for both transmission and news environments, NEXIO offers exceptional scalability, fault-tolerance and interoperability, while providing customers with a viable path to HD in its server platform.

  •
  Launching NewsFlash Preditor™, a best-in-class low-resolution editing environment based on the NEXIO platform.

  •
  Introducing the Digital Turnaround Processor™ (DTP) at NAB 2004, the next-generation product from the Agilevision™ acquisition made in 2002. The DTP won a Broadcast Engineering Magazine Pick Hit Award at NAB.

  •
  Introducing VelocityHD, the Company's new HD non-linear editor, at NAB 2004, which won six awards at the show.

  •
  Upgrading of routing product lines to support HD with Panacea and Integrator Gold™.

  •
  Adding HD and control into the 6800 platform with 6800+.

Financing

        During the second quarter of 2004, the Company issued 4,788,000 common shares through a public offering for net proceeds of $20.5 million. The funds were to be used for funding future acquisitions to expand skills and technology necessary for the execution of the Company's strategic plans, working capital and general corporate purposes. Subsequent to year-end, the Company used these funds to acquire Videotek, Inc. ('Videotek').

RECENT DEVELOPMENTS

Acquisition of Videotek

        Subsequent to year-end, the Company acquired all the shares of Videotek, a privately owned company based in Pennsylvania, USA. Videotek has been in business for over 30 years. It designs, manufactures and distributes hardware and software products that focus on test and measurement equipment, video demodulators, routing switchers, colour correctors and processors and related equipment for the professional television market. These products will be reported in the Company's VP&D product segment. Approximately 70% of Videotek's revenue comes from sales in the United States.

        The acquisition is expected to contribute approximately $24 million in annual revenue, and $2 million in earnings before amortization, equity interests and income taxes to Leitch's consolidated results. Videotek's products complement Leitch's existing VP&D product offering, and are sold through the same channels to the same customers.

        Purchase consideration for the acquisition totaled $21.9 million, plus $2.7 million to be paid upon achieving certain revenue and margin targets in the first year after acquisition. The acquisition was funded through cash resources. The excess cost over the fair value of net tangible assets acquired of approximately $12.4 million will be allocated to intangible assets and goodwill. Any amounts allocated to intangible assets will be amortized over their useful lives.

        As the acquisition occurred subsequent to year-end, all financial analysis in this MD&A excludes any impact from the acquisition of Videotek.

COMPANY STRATEGY

Overview

        The Company's strategy is to capitalize on its strong customer position, brand name, technical skills, business model and access to capital markets to grow profitably in the professional television market and provide an adequate return on investment to its shareholders. The Company has identified its target operating model and is working to achieve this model over the next two to three years. The following chart highlights the Company's target operating model and how Leitch is currently performing against that model:

	Target	2004		2003
Revenue	100%	100%		100%
Margin	55%	45%	*	50%
Operating expenses	40%	56%	**	56%

Net Operating Income (Loss) before tax	15%	-11%		-7%

*
Adjusted for inventory charge of $9.6 million

**
Adjusted for restructuring charges of $13.4 million

        Leitch has adopted a near-term strategy to return to profitability by driving revenue growth and becoming the low-cost leader in the industry. These initiatives are discussed in more detail below:

Drive revenue growth:

  •
  Focus R&D investment on rounding out the product offerings, with emphasis on HD products, to capitalize on the expected shift in capital spending to HD equipment.

  •
  Address under-performing geographic areas by upgrading sales management and changing the distribution strategy in under-performing countries.

  •
  Realign the sales organization to include systems engineering, to address integrated solution sales that will capitalize on Leitch's broad product portfolio and improve customers' ability to work with Leitch.

  •
  Improve the service model by generating additional revenue from services, including extended warranties and consulting services.

  •
  Pursue accretive acquisition opportunities where there is minimal product overlap or significant synergies to be achieved.

Address cost base to be the low-cost leader:

  •
  Flatten the organization structure to reduce costs and increase response time and flexibility.

  •
  Reduce infrastructure and discretionary spending through targeted purchasing plans, increased spending controls, facility consolidation and headcount reduction.

  •
  Drive gross margin improvement through accelerated conversion to new product lines, which will improve efficiencies associated with inventory, carrying costs, planning, purchasing and manufacturing management.

  •
  Develop a more flexible manufacturing strategy through the evaluation of outsourcing opportunities as they make financial and operational sense, and targeted capital purchases.

  •
  Extract cash from balance sheet through improved collection efforts and reduced inventory levels, to be achieved through tighter controls over inventory and the streamlined product offering.

        The success of the strategy will be measured by how the Company does against its target operating model. As a result of the specialized products and infrastructure required to support the business, the Company does not believe the target operating model can be achieved at its current revenue levels through cost-cutting alone. The Company believes it can achieve the target operating model with revenues in the range of $250-$300 million per annum. It plans to grow revenue both organically through the initiatives outlined above as well as through acquisitions, such as Videotek, in order to achieve the necessary revenue growth.

OVERALL PERFORMANCE OF COMPANY

Definitions

        The Company focuses its analysis on "Net Operating Income (Loss)" and Net earnings (loss). Net Operating Income (Loss) and Net earnings (loss) are reconciled in the table below. Net Operating Income (Loss) is calculated as Earnings (loss) from continuing operations before restructuring charges, amortization, write-downs and equity interests less Income taxes (excluding income taxes — partly owned businesses). Net Operating Income (Loss) for the years ended April 30, 2004, 2003 and 2002 was ($15.2 million), ($9.6 million) and $1.0 million respectively.

        Net Operating Income (Loss) is not a measure of performance under Canadian or US GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for Net earnings (loss) prepared in accordance with Canadian or US GAAP or as a measure of operating performance or profitability. Net Operating Income (Loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income (Loss) to remove restructuring, acquisition and investment related charges as well as discontinued operations, which the Company views as outside its core operating results.

        The following table reconciles Net earnings (loss) to Net Operating Income (Loss):

Year ended April 30,

($000's)	2004	2003	2002
Loss for the year under Canadian GAAP	$(37,299)	$(98,496)	$(44,672)
Inventory charge	9,634
Restructuring charges	13,382	—	—
Write-down and amortization:
Goodwill	—	73,824	—
Acquired technology	—	15,258	5,801
Equity interest in losses of partly owned businesses	(54)	(189)	30,245
Income taxes — partly owned businesses	—	—	2,133
(Gain) loss on disposal of discontinued operations, net of tax benefit	(827)	—	7,446

Net Operating Income (Loss)	$(15,164)	$(9,603)	$953

Results From Operations

        The Company has been experiencing declining revenue and margin over the past three years. Revenue has been impacted by a weakening US dollar against the Canadian dollar, as well as by an aging product portfolio that lagged the market in terms of a robust HD product offering. Gross margin has been negatively impacted by currency effects, an aging product portfolio that generated lower margins, as well as inefficiencies created by managing both the new product platforms introduced over the past two years, and the older product platforms. Reduced sales volume also impacted margin, as fixed costs were spread over smaller volumes.

        The Company has reacted to decreased revenues and margins through a series of cost-cutting measures. In the fourth quarter of 2004, the Company accelerated the transition to new products to simplify its manufacturing process, and reduce the number of platforms to be managed.

        Details around revenue, margin and expenses are explained below.

        The following table shows the Company's results from operations as they related to Net Operating Income (Loss) (as defined above) and net loss.

Summary Financial Results

	Year ended April 30,			Increase (Decrease)
($000's except per share amounts)	2004	2003	2002	2004 vs. 2003%		2003 vs. 2002%
Revenue	$154,586	$179,981	$198,242	$(25,395)	-14%	$(18,261)	-9%
Cost of goods sold (adjusted1)	85,184 [1]	90,334	93,548	(5,150)	-6%	(3,214)	-3%

Gross margin (excluding restructuring1)	$69,402 [1]	$89,647	$104,694	$(20,245)	-23%	$(15,047)	-14%

Expenses (income)
Selling and administrative	$57,947	$68,411	$69,782	$(10,464)	-15%	$(1,371)	-2%
Research and development	32,243	36,760	37,353	(4,517)	-12%	(593)	-2%
Less investment tax credits	(2,977)	(3,532)	(3,516)	555	-16%	(16)	0%
Investment income, net	(404)	(144)	(260)	(260)	181%	116	-45%

Operating expenses[2]	$86,809 [2]	$101,495	$103,359	$(14,686)	-14%	$(1,864)	-2%

Income taxes (recovery)	(2,243)	(2,245)	382	2	0%	(2,627)	-688%

Net Operating Income (Loss)	$(15,164)	$(9,603)	$953	$(5,561)	58%	$(10,556)	-1108%

Net Operating Income (Loss) per share
Basic	$(0.46)	$(0.32)	$0.03	$(0.14)	-44%	$(0.35)	-1167%
Diluted	(0.46)	(0.32)	0.03	(0.14)	-44%	(0.35)	-1167%
Adjusted gross margin %	45%	50%	53%	-5%		-3%
Selling and admin as % of sales	37%	38%	35%	-1%		3%
Gross R&D as % of sales	21%	20%	19%	0%		2%

(1)
2004 excludes inventory charge of $9.6 million

(2)
2004 excludes restructuring charges of $13.4 million

Additional Selected Financial Information

	Year ended April 30,				Increase (Decrease)
($000's except per share amounts)	2004		2003	2002	2004 vs. 2003%		2003 vs. 2002%
Loss from continuing operations	$(38,126	) $	(98,496)	$(37,226)	$60,370	61%	$(61,270)	-165%
Loss per share from continuing operations:
Basic	(1.16)		(3.31)	(1.25)	2.15	65%	(2.06)	-165%
Diluted	(1.16)		(3.31)	(1.25)	2.15	65%	(2.06)	-165%
Loss for the year	(37,299)		(98,496)	(44,672)	61,197	62%	(53,824)	-120%
Loss per share:
Basic	(1.13)		(3.31)	(1.50)	2.18	66%	(1.81)	-120%
Diluted	(1.13)		(3.31)	(1.50)	2.18	66%	(1.81)	-120%
Total assets	176,396		187,466	308,258	(11,070)	-6%	(120,792)	-29%
Long term financial liabilities	$5,880		—	—	$5,880

REVENUE

Product Segments

        The following table summarizes the revenue by product line for the past three years, with variances from year to year:

	Year ended April 30,			Increase (Decrease)
($000's)	2004	2003	2002	2004 vs. 2003%		2003 vs. 2002%
VP&D	112,471	126,537	140,779	(14,066)	-11%	(14,242)	-10%
Servers	26,757	32,667	35,252	(5,910)	-18%	(2,585)	-7%
Post Production	15,358	20,777	22,211	(5,419)	-26%	(1,434)	-6%

Total Revenue	154,586	179,981	198,242	(25,395)	-14%	(18,261)	-9%

2004 vs. 2003

        Revenue was down across all product lines. Approximately $16 million of the $25.4 million decrease in revenue is attributable to the weakening of the US dollar against the Canadian dollar. The foreign exchange impact is not isolated to any product line and impacts all product lines by approximately 9%. Fluctuations in revenue other than foreign exchange impacts are discussed below.

        VP&D was impacted by decreases in revenue from its Agilevision product offering. Revenue from the Agilevision product, acquired in late fiscal 2002, decreased by approximately $5.0 million from 2003 to 2004, due largely to a longer than expected gap in the introduction of the next generation product. The new product, the Digital Turnaround Processor ("DTP"), was introduced at NAB in 2004, and the Company is evaluating the market viability of this new product. The Company expects to make a decision whether to continue to invest in Agilevision based on the success of the DTP in the first half of fiscal 2005. The Company believes it lost market share in VP&D during 2004, as the market was stable or growing slightly. The Company believes the reason it lost market share was because its product line refresh was still being completed at the beginning of 2004. The Company also believes it had fallen behind the market relative to high-definition ("HD") product introductions. The Company has been working to introduce HD products since 2003, and is introducing, or already has introduced products to address the gap in its HD offering. The Company expects to regain share during 2005 with its newer products.

        Servers were impacted by a product transition, most significantly in the second quarter of fiscal 2004, due to the introduction of NEXIO™ in September 2003. Customers deferred their buying decisions pending their review of the product or to ensure the availability of a full product offering. Servers represent the largest growth opportunity in the professional television industry as broadcasters move from a tape-based infrastructure to a disk-based infrastructure. The Company believes it is well positioned in this market with the new NEXIO platform and its proprietary shared storage technology.

        Post Production revenues fell approximately 17%, excluding the impacts of foreign exchange. This decrease is attributable to an aging product line as the Velocity product introduced last year was not HD-ready. The Company introduced the next generation of non-linear editing products at NAB in 2004, where VelocityHD received six awards. The Company expects that revenue in Post Production will improve in fiscal 2005 with the new product.

2003 vs. 2002

        The decrease in revenue from fiscal 2002 to 2003 was largely attributed to a slowdown in spending in the market. While the Company now believes it also lost share during 2003, it believed there was a general slowdown and delay in large project purchases.

        The VP&D product line refresh mentioned above was in process during 2003, and the new platforms were completed toward the end of the Company's 2003 fiscal year and therefore did not have a significant impact on fiscal 2003 results. Shipments of the numerous new and upgraded products began in the first and second quarters of fiscal 2004.

        The small declines in Server and Post from 2002 to 2003 were not viewed as significant in the economic environment. Post sales were lifted by the introduction of VelocityQ mid-year, but were impacted by the continued economic slowdown. Server sales may have been impacted by the lack of an HD server offering; however, it is not clear that this had a significant impact in 2003.

GEOGRAPHIC SEGMENTS

        The following table summarizes the revenue by geography for the past three years, with variances from year to year:

	Year ended April 30,			Increase (Decrease)
($000's)	2004	2003	2002	2004 vs. 2003%		2003 vs. 2002%
USA	62,963	89,874	97,119	(26,911)	-30%	(7,245)	-7%
Non-US Americas	21,870	27,134	32,611	(5,264)	-19%	(5,477)	-17%
Europe	38,042	33,034	39,065	5,008	15%	(6,031)	-15%
Pacific Rim	31,711	29,939	29,447	1,772	6%	492	2%

Total Revenue	154,586	179,981	198,242	(25,395)	-14%	(18,261)	-9%

        Approximately $16 million of the $25.4 million decrease in revenue from 2003 to 2004 is attributable to the weakening of the US dollar against the Canadian dollar. The impact is focused in the USA and Pacific Rim, where the Company sells predominantly in US dollars. The currency impact in Europe and Non-US Americas was not significant. Fluctuations in revenue are discussed below:

2004 vs. 2003

        Revenues in the USA decreased by approximately $11.0 million due to currency impacts. The USA market is where the Company experienced the largest decrease in Server sales, and the $5.0 million reduction in Agilevision product sales mentioned above was also in the USA. The Company also believes it lost share in its VP&D segment in the USA due to the lack of a comprehensive HD offering. Further, the Company believes that its sales force in the USA and Non-US Americas has been under-performing in the marketplace. During the fourth quarter of 2004, the Company made several changes in its USA sales force to address this issue. The product impacts are discussed in the Product Segment section above.

        Non-US Americas has continued to be adversely impacted by political and economic problems in several South American countries. While the Company has seen some improvements in this region, it continues to be a challenging environment.

        Europe recovered significantly from a very difficult 2003. The European market is not driven as much by HD technology as the USA and some parts of the Pacific Rim, and therefore, the lack of a complete HD offering did not result in decreased sales. In general, the European and Middle Eastern markets were strong for Leitch in 2004.

        The Pacific Rim saw 6% growth, despite the almost $5.0 million negative impact on revenue due to the effects of foreign exchange. The Pacific Rim continues to be the largest growth opportunity for the Company, as markets such as China are early in the broadcast infrastructure build out compared to the more mature European and US markets.

2003 vs. 2002

        The decrease in revenue in the USA was predominantly realized during the Company's fourth quarter as the war in Iraq significantly impacted the Company's customers worldwide as their priorities shifted to providing coverage of the war. The Company's lag in HD products may have also been a factor.

        Revenue in the Non-US Americas was adversely impacted by political and economic problems in several South American countries.

        The decrease in Europe sales was largely market driven, as certain geographies, most notably Germany, saw sharp declines in spending. These declines were believed to be macroeconomic driven.

        Revenue in the Pacific Rim grew slightly from 2002 to 2003. The SARS outbreak in Asia had a negative impact on Pacific Rim revenue in the fourth quarter.

GROSS MARGIN

        The following chart summarizes the gross margin and gross margin as a percentage of sales for the past three years:

	Year ended April 30,				Increase (Decrease)
($000's)	2004		2003	2002	2004 vs. 2003%		2003 vs. 2002%
Revenue	154,586		179,981	198,242	(25,395)	-14%	(18,261)	-9%
Cost of goods sold (adjusted)	85,184	[1]	90,334	93,548	(5,150)	-6%	(3,214)	-3%

Gross margin (excluding restructuring)	69,402	[1]	89,647	104,694	(20,245)	-23%	(15,047)	-14%

Adjusted gross margin %	45%		50%	53%	-5%		-3%

(1)
Figures shown exclude the $9.6 million charge discussed below.

        The Company has experienced significant declines in gross margin over the past three years. This decline is attributable to a number of factors, including:

  •
  Inefficiencies related to maintaining significant product portfolios to support older product lines as well as the Company's new product platforms introduced in the past two years.

  •
  Decreased sales volumes over which to spread the fixed manufacturing costs.

  •
  Foreign exchange fluctuations, as the Canadian dollar strengthened in relation to the US dollar. This resulted in a reduction of revenue by approximately $16 million and an impact to gross margin. The impact on gross margin is not as significant as the impact on revenue because it is mitigated by raw material purchases, which are mostly made in US dollars.

        The Company undertook a restructuring in the fourth quarter of 2004 in order to streamline its manufacturing process and accelerate the transition to newer products with higher gross margins. This streamlining will allow the Company to remove the inefficiencies associated with managing both old and new product lines. As a result of this restructuring the Company recorded a $9.6 million charge to cost of goods sold in the fourth quarter. This charge has not been included in the chart above.

        The Company expects gross margins to improve as a result of the restructuring activities discussed above.

Selling and Administrative Expenses

	Year ended April 30,			Increase (Decrease)
($000's)	2004	2003	2002	2004 vs. 2003%		2003 vs. 2002%
Selling and administrative	$57,947	$68,411	$69,782	$(10,464)	-15%	$(1,371)	-2%
Selling and admin as % of sales	37%	38%	35%	-1%		3%

        Selling and Administrative expenses include sales, customer service, marketing, administration and allocations of shared costs, including facilities and infrastructure costs. For the most part, this expense base is fixed in nature and does not fluctuate directly with revenue. The Company's strategy from 2002 to mid-2004 was to reduce expenses without impairing its ability to respond when the capital spending market returns. In the latter half of 2004 the Company changed its strategy to aggressively reduce costs in order to return the Company to profitability, independent of any increase in capital spending in the professional television market. The cost-cutting initiatives are discussed in more detail in the Highlights for the Year section above.

        The Company maintains the majority of its sales infrastructure in the USA in addition to a number of other service and administrative functions. Approximately $5.6 million of the decrease in selling and administrative expenses from 2003 to 2004 was the result of foreign exchange impacts, as the US dollar weakened against the Canadian dollar in 2004. The Company also realized approximately $5.9 million in savings through its cost reduction initiatives, which were offset by increased costs related to the December 2003 annual general meeting, of approximately $1.0 million.

        The Company expects selling and administrative costs to decrease as a result of its cost management initiatives; however, this decrease will be offset by increases from the acquisition of Videotek.

Research and Development

	Year ended April 30,			Increase (Decrease)
($000's)	2004	2003	2002	2004 vs. 2003%		2003 vs. 2002%
Research and development	32,243	36,760	37,353	(4,517)	-12%	(593)	-2%
Less investment tax credits	(2,977)	(3,532)	(3,516)	555	-16%	(16)	0%
Gross R&D as % of sales	21%	20%	19%	1%		1%

        The Company invests in research and development ("R&D") to maintain its position in the markets it currently serves, enhance its product portfolio, and provide new products with new functions and efficiencies to the professional television industry. This investment drives future revenues and margins through new product introduction and more cost-effective designs. R&D spending does not fluctuate with current revenues; however, the Company monitors this spending in relation to revenues and adjusts spending when appropriate.

        The decrease in spending in R&D from 2003 to 2004 was due to foreign exchange impacts of approximately $2.4 million and cost reduction initiatives. In the first quarter of 2004, the Company reduced R&D costs by consolidating certain VP&D and Post functions and facilities.

Other Charges

        The following chart summarizes the charges that are not included in the Company's Net Operating Income (Loss), but are included in the calculation of Net earnings (loss):

	Year ended April 30,
($000's)
	2004	2003	2002
Inventory charge	$9,634	—	—
Restructuring charges	13,382	—	—
Write-down and amortization:
Goodwill	—	73,824	—
Acquired technology	—	15,258	5,801
Equity interest in (earnings) losses of partly owned businesses	(54)	(189)	30,245
Income taxes — partly owned businesses	—	—	2,133
(Gain) loss on disposal of discontinued operations, net of tax benefit	(827)	—	7,446

	$22,135	$88,893	$45,625

        During 2004 the Company recorded an inventory charge of $9.6 million, which has been recorded as a charge to cost of goods sold. This charge represents the write-down of inventory related to the Company's accelerated transition to new products, and as the result of simplifying the Company's product portfolio and related manufacturing processes. This charge is non-cash in nature, and was taken to reflect the revised net realizable value of components and finished goods on hand as the Company accelerated the obsolescence of its older product lines.

        Restructuring charges of $13.4 million are the result of a number of restructuring activities, which are described in more detail in the Highlights for the Year section above. The charges are made up of severance costs totaling $6.7 million costs associated with vacating one floor of the facilities in the UK totaling $6.0 million, and other charges of $0.7 million. The severance arose from the headcount reduction plans undertaken during the first and fourth quarter of 2004 and will be paid in cash within 14 to 16 months after year-end. The UK lease exit costs will be paid over the remaining seven-year life of the lease, unless more favorable termination costs can be negotiated.

        In fiscal 2003, the Company assessed the fair value of its intangible assets and determined that their carrying value was impaired. Accordingly, the Company wrote down its entire balances of goodwill and acquired technology during the fourth quarter of 2003. The total write down was $83.1 million.

        During fiscal 2002, the Company wrote down its investments in Path 1 Network Technologies Inc. ("Path 1") and FastVibe Corporation, which resulted in a $27.8 million charge recorded through equity interest in earnings (losses) of partly owned businesses. Prior to the write down, the Company had been accounting for the losses from these investments using the equity method of accounting. For fiscal 2003 and 2004, the earnings (losses) from partly owned businesses relate to the Company's investment in eyeon Software, Inc. Subsequent to April 30, 2004, the Company disposed of its interest in Path 1 for net proceeds of approximately $2.0 million. This will be recorded as a gain in the first quarter of 2005.

        The (gain) loss from discontinued operations in fiscal 2002 was from the Company's semiconductor business, Silicon Construction Sweden AB ("SiCon"), for which a formal plan of disposal was adopted in October 2001. The Company has sold over 80% of its interest in SiCon in fiscal 2003 for $0.3 million. During 2004, the Company determined that the remaining accrual for discontinued operations liabilities of $0.8 million was no longer required and recorded a credit for this amount in the consolidated statements of earnings. The Company continues to retain less than a 20% share in SiCon, and does not retain any special rights. This investment is accounted for as a portfolio investment, and carried at $nil.

Net Loss

        As a result of the above, the Company is reporting a net loss of ($37.3 million) for 2004, ($98.5 million) for 2003 and ($44.7 million) for 2002.

LIQUIDITY AND CAPITAL RESOURCES

Cash Position

        At April 30, 2004, the Company's cash and cash equivalents position was $31.6 million compared to $18.6 million at the end of 2003. The primary reasons for the increase in cash and cash equivalents are the proceeds from issuance of capital stock, and improved collections from accounts receivable and inventory turns offset by the net loss incurred by the Company.

        The Company has established a three-year, $20.0 million senior secured credit facility with CIT Business Credit Canada Inc. This facility is available for general corporate purposes and the Company's future growth plans. Availability of the facility is based on quality and aging of accounts receivable in North America, and was $8.4 million at April 30, 2004. The Company has not drawn any amount on the facility.

        During the second quarter of 2004, the Company issued 4,788,000 common shares through a public offering for net proceeds of $20.5 million. The funds were to be used for funding future acquisitions to expand skills and technology necessary to execute the Company's strategic plans, working capital and general corporate purposes. Subsequent to year-end, the Company used these funds to acquire Videotek.

        It is anticipated that working capital of $86.2 million is sufficient to meet the Company's daily cash requirements throughout the next twelve months. Part of the Company's strategy to grow is through acquisition, which is not part of the Company's daily cash requirements. The Company may access the capital markets from time-to-time for a variety of purposes, including the funding of acquisitions.

Working Capital

        The Company carries significant inventory and accounts receivable balances. The Company has targeted these areas to reduce its working capital requirements, and expects to generate cash from these balances in 2005. The Company has made progress on those initiatives in the fourth quarter by reducing inventory by over $2.0 million, excluding the restructuring charges. Further, the Company's accounts receivable has been reduced by over $3.5 million compared to last year through improved collection management. The Company plans to reduce its inventory investment in 2005 through tighter controls and capitalizing on the reduced portfolio size after the restructuring.

Capital Assets and Expenditures

        Capital assets, net of accumulated depreciation, decreased to $34.7 million in 2004 from $47.4 million at April 30, 2003. Additions to capital assets were $2.5 million during fiscal 2004, and $3.6 million in the prior year, which were financed from cash balances.

        The Company plans to spend between $5.0 million and $7.0 million on capital projects during fiscal 2005, and a similar amount in fiscal 2006, excluding acquisitions. The expenditures will include more flexible surface mount equipment for its VP&D and Post products, computer equipment and software and additional equipment purchases for research and development. This investment will be funded from cash balances, bank facilities and cash flow from operations. The Company may enter into a lease for the surface mount equipment.

        During 2004, the Company sold its building in Virginia, USA, through a sale/leaseback arrangement. Total proceeds on the sale were $3.2 million, and the Company has future minimum lease payments of $2.3 million over the next 10 years. The accounting gain on sale of $1.1 million is being deferred and amortized over the leaseback period.

Acquisition

        Subsequent to year-end, the Company acquired Videotek. Terms of the acquisition include a payment in May 2004 for $17.8 million dollars, with an additional $2.7 million dollars in November 2004 and $1.4 million – $4.1 million dollars in May 2005. $2.7 million of the May 2005 payment is contingent on Videotek achieving certain revenue and gross margin targets. The Company made the first payment from its cash balances and is planning to make the remaining payments from its cash balances.

Capital Stock and Dividends

        As at April 30, 2004, the Company had 34,590,910 common shares outstanding. The Company has not declared any dividends over the past three fiscal years. The Company does not plan to declare or pay any dividends in the next twelve months.

COMMITMENTS AND LONG-TERM LIABILITIES

        The Company has entered into various operating leases for premises, automobiles and office equipment. The future minimum operating lease commitments for the next five years and thereafter are as follows:

Fiscal year ending April 30:	($000's)
2005	$4,206
2006	3,802
2007	3,484
2008	3,355
2009	3,355
Thereafter	5,815

$24,017

        The Company has entered into certain non-cancellable purchase orders to purchase raw materials. As at April 30, 2004, the Company was committed to purchase $2.5 million of inventory that cannot be cancelled.

        The Company has long-term liabilities of $5.9 million at April 30, 2004. These liabilities relate to the lease exit costs associated with vacating one floor of its UK facilities and the deferred gain on the sale-leaseback of its Virginia building. These long-term liabilities are expected to be relieved as follows (in $000's):

Fiscal year ending April 30	Lease exit costs	Deferred gain	Total
2006	1,194	175	1,369
2007	1,194	175	1,369
2008	1,194	175	1,369
2009	1,194	128	1,322
2010	1,194	37	1,231
Thereafter	896	135	1,031

	6,866	825	7,691
Present value adjustment	(1.811)	—	(1.811)

Total	5,055	825	5,880

        The lease exit costs will be paid in cash, and may be accelerated if an appropriate early termination fee can be negotiated. The deferred gain is a non-cash liability and will be amortized into earnings over the remaining term of the lease-back period.

Related Party Transactions

        During fiscal 2004 the Company entered into certain transactions with law firms of which two directors of the Company were then partners. Total amounts paid to these related parties for legal services totaled $0.7 million (2003 — $0.6 million, 2002 — $0.8 million) and for legal fees associated with financing transactions totaled $0.2 million (2003 — nil, 2002 — nil). Compensation of $0.2 million was paid to a director for services as interim CEO of the Company during the year. Related party transactions have been recorded at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        The Company prepares its financial statements in accordance with generally accepted accounting principles ("GAAP") in Canada with reconciliation to US GAAP, as disclosed in note 20 to the 2004 consolidated financial statements. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the Company's 2004 consolidated financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, asset retirement obligations, employee termination benefits, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates and assumptions.

Revenue Recognition

        Revenue is derived primarily from the sale of equipment and services. Revenue is recognized upon shipment, provided that title to the goods is transferred to customers, persuasive evidence of an arrangement exists and collectibility is reasonably assured. Provision is made for potential sales returns, which are historically not significant, at the time of shipment. Service revenue is recognized as services are performed.

Income Taxes

        The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers factors such as the reversal of future income tax liabilities, projected future taxable income in each jurisdiction, the nature of the income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Inventory Valuation

        The Company values its inventory at the lower of cost and net realizable value. The Company performs a quarterly assessment of its inventory value taking into consideration factors such as inventory aging, future demand for the inventory, expected new product introductions, competitive pressures and numerous other factors. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Stock-Based Compensation

        The Company has a stock option plan for employees and directors. The Company has adopted the revised CICA Handbook Section 3870 ("Section 3870"), "Stock-based Compensation and Other Stock-based Payments," which requires that a fair value method of accounting be applied to all stock-based compensation payments to both employees and non-employees. In accordance with the transitional provisions of Section 3870, the Company has prospectively applied the fair value method of accounting for stock option awards granted after May 1, 2003, and, accordingly, has recorded compensation expense in fiscal 2004. Prior to May 1, 2003, the Company accounted for its employee stock options using the intrinsic value method and no compensation expense was recorded. Any consideration paid by employees on the exercise of stock options is recorded as share capital. The determination of the fair value of the stock options requires management to make estimates as to the estimated life of the options and the expected volatility of the stock. A change in these factors could impact the compensation expense recorded in the statement of earnings.

        The following table summarizes information concerning outstanding and exercisable stock options at April 30, 2004:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding		Weighted average remaining contractual life (years)	Weighted average exercise price per option	Number exercisable	Weighted average exercise price per option
$4.04 – $8.07	737,000	*	4.2	$5.95	101,350	$7.04
$8.08 – $12.10	376,625		2.4	9.27	199,475	9.29
$12.11 – $16.14	40,700		1.6	15.41	28,300	15.41
$16.15 – $20.17	191,700		1.2	19.55	148,700	19.46
$20.18 – $24.21	367,025		1.5	21.33	261,975	21.32
$24.22 – $28.24	294,675		0.6	25.01	262,875	24.98

	2,007,725		2.5	$13.68	1,002,675	$18.00

*
Included in the above figures are 300,000 performance based stock options with an exercise price of $4.44 which vest upon the Company achieving certain quarterly earnings targets over a two year period and expire in November 2008. At April 30, 2004, 37,500 options were vested.

        The Company has prospectively applied the fair value method of accounting for stock option awards granted after May 1, 2003, and accordingly, has recorded compensation expense of $114 in fiscal 2004.

Restructuring Charges

        The Company recorded a $9.6 million inventory charge and $13.4 million in other restructuring charges related to cost savings initiatives incurred during the first and fourth quarters of fiscal 2004, primarily for workforce reductions and lease exit costs. The restructuring charges are primarily employee severance and benefit costs and future lease costs. The Company records restructuring charges relating to employee terminations, contractual lease obligations and other exit costs in accordance with CICA Emerging Issues Committee Abstract EIC-134, "Accounting for Severance and Termination Benefits" and EIC-135, "Accounting for Costs Associated with Exit and Disposal Activities." These standards require the Company to prospectively record any restructuring charges only when the liability is incurred and can be measured at fair value. The recognition of restructuring charges requires management to make certain judgments regarding the nature, timing and amount associated with the planned restructuring activities, including estimating sublease income. At the end of each reporting period, the Company evaluates the appropriateness of the remaining accrued balances and adjusts accordingly.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Generally Accepted Accounting Principles

        In July 2003, the CICA Handbook Section 1100, "Generally Accepted Accounting Principles" was introduced. This section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when the primary sources of Canadian GAAP are silent. This standard is effective for the Company's 2005 fiscal year. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

Liabilities and Equity

        In November 2003, the CICA approved amendments to Handbook Section 3860, "Financial Instruments — Presentation and Disclosure" to require obligations that may be settled at the issuer's option by a variable number of the issuer's own equity instruments to be presented as liabilities. Thus, obligations issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

        The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer's equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for the Company's 2006 fiscal year on a retroactive basis and the adoption of this standard is not expected to have any impact on the consolidated financial statements.

RISK FACTORS

        In the normal course of its business, the Company is exposed to a variety of risks that can affect its performance and could cause the Company's actual results to differ in material respects from the results discussed herein. These risks are discussed below.

Global Political and Economic Uncertainties

        Over the past two years, the US, European and many other economies have experienced an economic slowdown that has translated into higher inventory levels and reduced capital spending in many sectors of the economy. If the economic slowdown continues, Leitch's revenue could continue to be negatively impacted. Because the Company's revenues are geographically dispersed, localized geopolitical uncertainties do not create any extraordinary level of exposure. They do, however, affect the Company insofar as they impact the world's economies.

        The Company sells into over 80 countries worldwide. Regional and international political or economic unrest, such as that currently in South America and the Middle East, can negatively impact the Company's revenue and ability to collect its accounts receivable.

New Products and Technological Change

        The markets for the Company's products are competitive and are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company's products embody complex technology and are designed to be compatible with current and evolving industry standards. The Company invests significant resources in the development of products for the markets it serves. The success of the Company continues to depend upon market acceptance of its existing products, its ability to enhance those products and its ability to introduce new products and features to meet changing customer requirements. The Company's business, financial condition and results of operations could be adversely affected if the Company incurs delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

        The Company does not rely on any one product and continues to support and develop a diversified product offering.

Competitive Environment

        The Company competes with a large number of companies in each of its product lines. Competitors vary widely in size, product breadth, market expertise and geographical penetration. Many competitors are relatively small (with less than $10.0 million in annual sales), while some are divisions of large multinationals. The key barriers to entry into the Company's markets include establishment and maintenance of a solid technological base, establishment of a reputation for industry experience and acceptance, ability to provide 24 hour support 365 days a year, establishment of a strong company reputation as a credible supplier to large end-users, establishment of distribution channels and relationships, and development of sufficient product line breadth. The Company believes its products provide critical functionality at attractive price/performance points, and in some cases offer unique features or technological advantages. The Company has a strong reputation for customer service and continues to strengthen its sales channels to ensure it remains a key supplier to its customers. The Company seeks to protect its competitive advantage by offering a wide variety of products capable of meeting the latest industry standards and requirements.

Intellectual Property

        The Company must protect its proprietary technology and operate without infringing upon the intellectual property rights of others. Leitch relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. These steps may not protect the Company's proprietary information nor give it any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to Leitch's trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If Leitch is unable to protect its intellectual property, the Company's business could be materially harmed.

        There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to Leitch, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend against claimed infringement. In the course of business, the Company has received communications asserting that its products infringe patents or other intellectual property rights of third parties. The Company has investigated or continues to investigate the factual basis of such communications and has negotiated or will negotiate licenses where appropriate. It is likely that in the course of the Company's business, Leitch will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of the Company's products, or relating to current or future technologies, Leitch may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

Business Cycles

        Demand for the capital equipment supplied by the Company can fluctuate with macro-economic cycles, as it may be possible for customers to defer capital spending when their own business models are under pressure. The Company's sales also tend to be project-driven, which can result in sales spikes rather than a continuous smooth revenue curve.

        These risks are mitigated in part by the following factors:

  •
  The Company does not depend on a small number of key customers, increasing the likelihood that some of its customers will at any one time be making capital investments.

  •
  The geographic breadth of the Company's distribution provides a hedge against economic or political events in any one region of the world.

  •
  A certain amount of capital spending is not discretionary, but is linked instead to the imperative for maintaining a reliable technical infrastructure in order to stay on air. A portion of the Company's business is replacement and upgrade business rather than new projects.

  •
  Changes in technology and technical standards also provide an incentive for broadcasters to invest on a regular basis. The motivation may be either regulatory or related to performance enhancements provided by the new technology.

        There can be no assurance that revenues or net earnings in any particular quarter will not be lower, or losses greater, than that of the preceding quarters.

        The Company's expense levels are based, in part, on its expectations as to future revenues as well as the timing of major trade shows, including National Association of Broadcasters ("NAB") in April and International Broadcasting Convention ("IBC") in September. If revenue levels are below expectations, operating results are likely to be adversely affected. In light of the foregoing, quarter-to-quarter comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net income between quarters or the failure of the Company to achieve expected quarterly earnings per share could have a material adverse affect on the market price of the common shares of the Company.

Reliance on Key Employees

        The Company's prospective success will be dependent on the performance and continued service of its executive officers and certain key employees. Competition for high-level engineering, marketing, sales, and executive personnel is intense, particularly in the technology sector. There can be no assurance that the Company will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect the Company's business.

Environmental & Regulatory Risk

        The Company respects all environmental legislation, industry norms and standards. The Company's policy is to limit the use of environmentally harmful substances in the manufacturing of its products.

Foreign Exchange

        Expenses are predominantly incurred in the currencies of the countries in which the Company has substantial operations — Canada, the United States and the United Kingdom. The Company is exposed to US dollar, Euro and Pound Sterling currency fluctuations. The Company uses foreign exchange option and forward contracts to minimize the downside risk to the Company from fluctuations in its cash flows due to exchange rate changes.

        During the past four quarters, the US dollar weakened significantly against the Canadian dollar. The Company generates approximately 75% of its worldwide revenue in US dollars and reports its consolidated financial statements in Canadian dollars. If US dollar weakness persists, this will adversely impact the Company's revenue and net earnings (loss). Natural hedges eliminate the majority, but not all, of the Company's US dollar exposure.

Carrying Value of Future Tax Assets

        The Company's carrying value of future tax assets is assessed, in part, with reference to projected future results. These projections are based on the Company's strategic and operating plans. A significant adverse change in the Company's projections could negatively impact the valuation of the future tax assets.

Stock Price Volatility

        The trading price of the Company's common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including quarterly variations in results of operations; announcements of technological innovations or new products by the Company, its customers or competitors; changes in securities analysts' recommendations; announcements of acquisitions; changes in earnings estimates made by independent analysts; general fluctuations in the stock market; or revenues and results of operations below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of the Company's common stock.

        With the advent of the Internet, new avenues have been created for the dissemination of information. The Company has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of the Company and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of Leitch's common stock.

        In addition, stock markets have occasionally experienced extreme price and volume fluctuations. The market prices for high-technology companies have been particularly affected by these market fluctuations, and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of Leitch's common stock.

Product Defects

        If any of the Company's products prove defective, the Company may be required to redesign or recall such products. A redesign or recall may cause the Company to incur significant expenses, disrupt sales and adversely affect the reputation of the Company and its products, any one or a combination of which could have a material adverse effect on the Company's financial performance.

Third-Party Suppliers

        The Company uses third-party suppliers for all components used in the Company's systems. Although the Company often has multiple suppliers for each such component, the loss of certain of these suppliers, or the inability of certain of these suppliers to deliver components to the Company on a timely basis, could materially adversely affect the Company's business operations and prospects.

Reliance on Dealers and Systems Integrators

        A significant portion of the Company's sales are sourced, developed and closed through dealers and system integrators. The Company believes that these resellers have a substantial influence on customer purchase decisions, especially purchase decisions by large enterprise customers. These resellers may not effectively promote or market Leitch's products, may experience financial difficulties or even close operations. In addition, the Company's dealers and retailers are not contractually obligated to sell Leitch's products. Therefore, they may, at any time, refuse to promote or pay for the Company's products. Also, since many of the Company's distribution arrangements are non-exclusive, resellers may carry competitors' products and could discontinue carrying the Company's products in favour of competitors' products. As a result of these risks, the Company could experience unforeseen variability in its revenues and operating results.

Regulation

        The broadcasting and communications industries are regulated by the Federal Communications Commission in the US, the Canadian Radio-Television and Telecommunications Commission in Canada and by similar regulatory bodies throughout the world. These agencies have made rulings in the recent years relating to the adoption of new standards for broadcasters. The timing and nature of these rulings may impact the equipment purchased by broadcasters, which may result in the Company experiencing unforeseen variability in revenues and operations results.

SUMMARY OF QUARTERLY RESULTS

Summary Financial Results ($000's)

	Quarter ending
	April 30, 2004	Jan. 31, 2004	Oct. 31, 2003	July 31, 2003	April 30, 2003	Jan. 31, 2003	Oct. 31, 2002	July 31, 2002
Revenue	$41,858	$38,792	$36,412	$37,524	$38,216	$49,086	$45,726	$46,953
Cost of goods sold (adjusted)	22,768	21,417	20,667	20,332	20,632	24,749	22,794	22,159

Gross margin (excluding restructuring)	19,090	17,375	15,745	17,192	17,584	24,337	22,932	24,794

Expenses (income)
Selling and administrative expenses	14,503	14,773	15,086	13,585	17,493	16,754	17,663	16,501
Gross research and development	7,977	7,492	7,976	8,798	9,509	9,226	9,087	8,938
Investment tax credits	(726)	(703)	(774)	(774)	(878)	(914)	(856)	(884)
Interest income, net	(143)	(65)	(154)	(42)	(87)	(23)	(22)	(12)

Operating Expenses	21,611	21,497	22,134	21,567	26,037	25,043	25,872	24,543

Income taxes (recovery)	—	—	—	(2,243)	(1,123)	(289)	(911)	78

Net Operating Income (Loss)	$(2,521)	$(4,122)	$(6,389)	$(2,132)	$(7,330)	$(417)	$(2,029)	$173

Net Operating Income (Loss) per share
Basic	(0.07)	(0.12)	(0.19)	(0.07)	(0.25)	(0.01)	(0.07)	0.01
Diluted	(0.07)	(0.12)	(0.19)	(0.07)	(0.25)	(0.01)	(0.07)	0.01
Adjusted gross margin %	46%	45%	43%	46%	46%	50%	50%	53%
Selling and admin as % of sales	35%	38%	41%	36%	46%	34%	39%	35%
Gross R&D as % of sales	19%	19%	22%	23%	25%	19%	20%	19%

Selected Financial Information ($000's)
Loss from continuing operations	(22,564)	(4,114)	(6,392)	(5,056)	(91,832)	(1,879)	(3,400)	(1,385)
Loss per share from continuing operations:
Basic	(0.65)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)	(0.11)	(0.05)
Diluted	(0.65)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)	(0.11)	(0.05)
Net loss	(21,737)	(4,114)	(6,392)	(5,056)	(91,832)	(1,879)	(3,400)	(1,385)
Loss per share:
Basic	(0.63)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)	(0.11)	(0.05)
Diluted	(0.63)	(0.12)	(0.19)	(0.17)	(3.08)	(0.06)	(0.11)	(0.05)

        The following table reconciles Net earnings (loss) to Net Operating Income (Loss) (as defined)

	Quarter ending
	April 30, 2004	Jan. 31, 2004	Oct. 31, 2003	July 31, 2003	April 30, 2003	Jan. 31, 2003	Oct. 31, 2002	July 31, 2002
Net loss under Canadian GAAP	(21,737)	(4,114)	(6,392)	(5,056)	(91,832)	(1,879)	(3,400)	(1,385)
Inventory charge	9,634	—	—	—	—	—	—	—
Restructuring charges	10,464	—	—	2,918	—	—	—	—
Write-down and amortization:
Goodwill	—	—	—	—	73,824	—	—	—
Acquired technology	—	—	—	—	10,746	1,502	1,502	1,508
Equity interest in losses of partly owned businesses	(55)	(8)	3	6	(68)	(40)	(131)	50
Income taxes — partly owned businesses	—	—	—	—	—	—	—	—
Estimated loss on disposal of discontinued operations, net of tax benefit	(827)	—	—	—	—	—	—	—

Net Operating Income (Loss)	(2,521)	(4,122)	(6,389)	(2,132)	(7,330)	(417)	(2,029)	173

FOURTH QUARTER HIGHLIGHTS

        Revenue for the fourth quarter increased by $3.6 million, or 10% compared to the same period last year as the Company's NEXIO™ server product continued to gain momentum, and the products introduced in VP&D over the past two years continued to gain acceptance in the marketplace. Post production sales were down for the quarter due to the Post product line entering a renewal phase as the Company introduces its next-generation non-linear editor, VelocityHD, and a number of software-based products.

        Operating expenses excluding restructuring charges in the fourth quarter were $21.7 million or 52% of revenue compared to $26.1 million or 68% of revenue for the same period last year. The reduction in operating expenses was the result of the savings initiatives undertaken in the first and fourth quarters of fiscal 2004, combined with the effects of foreign exchange, which resulted in a $1.5 million reduction in reported expenses. Operating expenses in both years include approximately $1.2 million in costs associated with attendance at NAB.

        During the fourth quarter of 2004, the Company recorded restructuring charges of $4.1 million related to staff reductions, an inventory charge of $9.6 million, and charges related to lease exit costs of $6.4 million as the Company vacated one of two floors it leases in the UK. During the fourth quarter of 2003, the Company wrote off certain intangible assets totaling $84.6 million.

QuickLinks

Management's Discussion and Analysis